OMB Number   3038-0072
NFA ID   0291281   CITIGROUP GLOBAL MARKETS LIMITED
Submitted By   LOVEA   ANDREW LOVE

Confidential Matter Information

Regulatory Disclosures

Matter Name   2009 - CONSOB AND BREACH OF SHORT-SELLING RULES

Matter Details   ON 24 JANUARY 2012, THE ITALIAN SECURITIES REGULATOR, CONSOB, IMPOSED A FINE ON CITIGROUP GLOBAL MARKETS LIMITED ("CGML") OF EUR 60,000 FOR INADVERTENTLY BREACHING SHORT-SELLING RESTRICTIONS IN PIRELLI & C REAL ESTATE STOCKS IN JUNE/JULY 2009. CGML WAS UNABLE TO DELIVER SECURITIES DUE TO A CORPORATE ACTION RESULTING IN A PARTIAL SETTLEMENT FAILURE.

Matter Name   FINANCIAL SERVICES AUTHORITY ("FSA") PRIVATE WRITTEN WARNING LETTER DATED 16 AUGUST 2006

Matter Details   IN AUGUST 2006 CGML RECEIVED A PRIVATE WARNING IN RESPECT OF TRANSACTION REPORTING FAILURES. ALTHOUGH NOT FORMAL ENFORCEMENT ACTION AND NOT IN THE PUBLIC DOMAIN, A PRIVATE WARNING FORMS PART OF THE FINANCIAL SERVICES AUTHORITY'S COMPLIANCE HISTORY AND COULD BE TAKEN INTO ACCOUNT IN DECIDING WHETHER ANY DISCIPLINARY ACTION IS TAKEN AGAINST CGML IN THE FUTURE.

Matter Name   2004 - CAPITAL BREACH DATED 27 JANUARY 2004

Matter Details   IN JANUARY 2004 THE FSA ISSUED A PRIVATE WARNING TO CGML IN CONNECTION WITH MATERIAL ERRORS THAT AROSE IN RESPECT OF THE REGULATORY RETURNS OVER A SIXTEEN MONTH PERIOD.

BACKGROUND
DURING THE FOURTH QUARTER OF 2003 A NUMBER OF CONTROL ISSUES WERE FOUND WITH RESPECT TO THE APPROPRIATE RECORDING OF CERTAIN INTERCOMPANY FINANCING ACTIVITIES IN CGML. THESE ISSUES WERE COMMUNICATED INTERNALLY TO SENIOR MANAGEMENT,

OMB Number   3038-0072
NFA ID   0291281   CITIGROUP GLOBAL MARKETS LIMITED
Submitted By LOVEA   ANDREW LOVE

BOTH IN THE US AND THE UK, EXTERNALLY TO THE FSA AND TO THE CGML BOARD.

FOLLOWING A MEETING WITH THE FSA ON 20 JANUARY 2004, CGML WAS FORMALLY REQUIRED TO MAINTAIN AN INTERIM 30% CAPITAL EXCESS (I.E. FINANCIAL RESOURCES MUST BE 30% GREATER THAN THE 100% FINANCIAL RESOURCES REQUIREMENT AT ALL TIMES).   THE FSA ALSO ISSUED A FORMAL PRIVATE WARNING LETTER ON 27 JANUARY 2004 REGARDING THE REGULATORY CAPITAL ISSUES. ALTHOUGH NOT FORMAL ENFORCEMENT ACTION AND NOT IN THE PUBLIC DOMAIN, A PRIVATE WARNING FORMS PART OF THE FSA'S COMPLIANCE HISTORY AND COULD BE TAKEN INTO ACCOUNT IN DECIDING WHETHER ANY DISCIPLINARY ACTION IS TAKEN AGAINST CGML IN THE FUTURE.

Matter Name   FINANCIAL SERVICES AUTHORITY FINAL NOTICE 28 JUNE 2005

Matter Details IN JUNE 2005 THE THEN UK REGULATOR, THE FINANCIAL SERVICES AUTHORITY ("FSA"), FINED CGML GBP 4 MILLION IN ADDITION TO CGML RELINQUISHING SOME GBP 10 MILLION PROFITS ON A PARTICULAR TRADING STRATEGY EXECUTED IN AUGUST 2004 ON THE EUROPEAN GOVERNMENT BOND MARKETS – PRINCIPALLY THE GERMAN BOND MARKET - THROUGH EXECUTING LONG POSITIONS IN THE CASH MARKET AND SHORT POSITIONS IN FUTURES TAKING ADVANTAGE OF THE LIQUIDITY IN THE CASH MARKET TO OFFLOAD A LARGE CASH POSITION WHERE THE RISK WAS MITIGATED THROUGH THE FUTURES MARKET (THE "EUROZONE TRADE".) CGML WORKED CLOSELY WITH THE FSA TO FULLY UNDERSTAND THE DYNAMICS OF THE EUROZONE TRADE. IN THEIR CONCLUSION (THE "FINAL NOTICE") THE FSA STATED THAT (A) THE FIRM DID NOT HAVE DUE REGARD TO THE INHERENT RISKS INCLUDING THE LIKELY CONSEQUENCES THE EXECUTION OF THE TRADING STRATEGY COULD HAVE FOR THE EFFICIENT AND ORDERLY OPERATION OF THE MTS PLATFORM AND (B) DID NOT ENSURE THAT CLEAR PARAMETERS FOR THE SIZE OF THE TRADE WERE UNDERSTOOD, COMMUNICATED AND REVIEWED.

BACKGROUND
IN JULY 2004, FIVE EUROSOVEREIGN BOND TRADERS

OMB Number   3038-0072
NFA ID   0291281   CITIGROUP GLOBAL MARKETS LIMITED
Submitted By LOVEA   ANDREW LOVE

EMPLOYED BY CGML IN LONDON SAW AN OPPORTUNITY TO TAKE ADVANTAGE OF A STRUCTURAL DIFFERENCE IN TWO CLOSELY LINKED MARKETS: THE QUOTE-DRIVEN ELECTRONIC MTS MARKETS FOR EUROSOVEREIGN BONDS AND THE ORDER-DRIVEN EUREX FUTURES MARKET. THEY SAW THAT IT WOULD BE POSSIBLE TO CREATE A BASIS POSITION IN WHICH THEY WOULD HAVE LITTLE NET EXPOSURE BUT WOULD BE SHORT FUTURES AND LONG BONDS, AND THEN, UNDER THE CONDITIONS OF A RISING MARKET, THAT THEY COULD BUY FUTURES TO COVER THE SHORT FUTURES POSITION AND THEN SELL THE RESULTING LONG BOND POSITION IN ONE LARGE TRANSACTION ON MTS. THE TRANSACTION DEPENDED ON THE USE OF A FEATURE OF FRONT-END SOFTWARE CALLED MARKET VIEW THAT WOULD ALLOW THEM TO ACCEPT OPEN OFFERS TO BUY BONDS ON THE ENTIRE MTS GROUP OF SOVEREIGN MARKETS IN LESS THAN A FEW MINUTES. ON AUGUST 2, 2004, FOUR OF THE TRADERS EFFECTED THE TRANSACTION. THE TRADERS WERE UNDER THE MISTAKEN BELIEF -- BASED ON CERTAIN HISTORICAL EVIDENCE -- THAT THE SYSTEM WOULD NOT ALLOW MORE THAN 70-80% OF THE TRANSACTIONS TO BE ACCEPTED UNDER THESE CIRCUMSTANCES, BUT VIRTUALLY ALL OF THE THOUSANDS OF OFFERS "HIT" BY THE TRADERS RESULTED IN SUCCESSFUL TRADES. THE TRANSACTION THEREFORE RESULTED IN A SIGNIFICANT SHORT BOND POSITION, WHICH WAS COVERED ABOUT AN HOUR LATER IN THE MARKET BY REVERSING THE MARKET VIEW SYSTEM TO ALLOW RAPID BUYS INSTEAD OF SELLS. THE TOTAL PROFIT ON THESE TRANSACTIONS WAS ON THE ORDER OF GBP 10 MILLION.

ON 28 JUNE 2005, DISCUSSIONS BETWEEN THE FSA AND CGML CULMINATED IN A SETTLEMENT AGREEMENT AND THE ISSUANCE BY THE FSA OF A FINAL NOTICE CONCLUDING THE MATTER. THE FINAL NOTICE FOUND BREACHES OF PRINCIPLE 2 (LACK OF DILIGENCE IN CONNECTION WITH CARRYING OUT THE AUGUST 2 TRADE) AND PRINCIPLE 3 (INSUFFICIENT ESCALATION AND CONTROLS), BUT DID NOT INCLUDE ANY BREACH OF PRINCIPLE 5 AND EXPLICITLY FOUND THAT THERE WAS NO DELIBERATE INTENTION TO DISTORT THE RELEVANT MARKET. CGML WAS FINED GBP 4 MILLION AND REQUIRED TO RELINQUISH GBP 10 MILLION IN PROFITS FROM THE TRADE. THIS WAS THE SECOND

OMB Number   3038-0072
NFA ID   0291281   CITIGROUP GLOBAL MARKETS LIMITED
Submitted By LOVEA   ANDREW LOVE

LARGEST FINE IN FSA HISTORY AT THE TIME.

Financial Disclosures

Matter Name	LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS
Matter Details	BEGINNING IN SEPTEMBER 2010, CITIGROUP GLOBAL MARKETS LIMITED AND RELATED PARTIES (TOGETHER "CITIGROUP") HAVE BEEN NAMED AS DEFENDANTS IN VARIOUS ADVERSARY PROCEEDINGS IN THE CHAPTER 11 BANKRUPTCY PROCEEDINGS OF LEHMAN BROTHERS HOLDINGS INC. ("LBHI") AND THE LIQUIDATION PROCEEDINGS OF LEHMAN BROTHERS INC. ("LBI").

ON FEBRUARY 8, 2012, CITIGROUP WERE NAMED AS DEFENDANTS IN AN ADVERSARY PROCEEDING ASSERTING OBJECTIONS TO PROOFS OF CLAIM FILED BY CITIBANK, N.A. AND ITS AFFILIATES TOTALING APPROXIMATELY $2.6 BILLION, AND CLAIMS UNDER FEDERAL BANKRUPTCY AND STATE LAW TO RECOVER $2 BILLION DEPOSITED BY LBHI WITH CITIBANK, N.A. AGAINST WHICH CITIBANK, N.A. ASSERTS A RIGHT OF SETOFF. PLAINTIFFS ALSO SEEK AVOIDANCE OF A $500 MILLION TRANSFER AND AN AMENDMENT TO A GUARANTEE IN FAVOR OF CITIBANK, N.A., AND OTHER RELIEF. ADDITIONAL INFORMATION CONCERNING THIS ADVERSARY PROCEEDING IS PUBLICLY AVAILABLE IN COURT FILINGS UNDER THE DOCKET NUMBERS 12-01044 (BANKR. S.D.N.Y.) (PECK, J.) AND 08-13555 (BANKR. S.D.N.Y.) (PECK, J.).

Matter Name	TRIBUNE COMPANY BANKRUPTCY
Matter Details	CERTAIN CITIGROUP AFFILIATES HAVE BEEN NAMED AS DEFENDANTS IN ADVERSARY PROCEEDINGS RELATED TO THE CHAPTER 11 CASES OF TRIBUNE COMPANY ("TRIBUNE") FILED IN THE UNITED STATES BANKRUPTCY COURT FOR THE DISTRICT OF DELAWARE, ASSERTING CLAIMS ARISING OUT OF THE APPROXIMATELY $11 BILLION LEVERAGED BUYOUT OF TRIBUNE IN 2007. ON JULY 23, 2012, THE BANKRUPTCY COURT CONFIRMED THE FOURTH AMENDED JOINT PLAN OF REORGANIZATION, WHICH PROVIDES FOR RELEASES OF CLAIMS AGAINST CITIGROUP, OTHER THAN THOSE AGAINST

OMB Number   3038-0072
NFA ID   0291281   CITIGROUP GLOBAL MARKETS LIMITED
Submitted By LOVEA   ANDREW LOVE

CGMI RELATING TO ITS ROLE AS ADVISOR TO TRIBUNE.
CERTAIN CITIGROUP AFFILIATES ALSO HAVE BEEN NAMED AS
DEFENDANTS IN ACTIONS BROUGHT BY TRIBUNE CREDITORS
ALLEGING STATE LAW CONSTRUCTIVE FRAUDULENT
CONVEYANCE CLAIMS. THESE MATTERS ARE PENDING IN THE
UNITED STATES DISTRICT COURT FOR THE SOUTHERN
DISTRICT OF NEW YORK AS PART OF A MULTI-DISTRICT
LITIGATION. ADDITIONAL INFORMATION CONCERNING THESE
ACTIONS IS PUBLICLY AVAILABLE IN COURT FILINGS UNDER
THE DOCKET NUMBERS 08-13141 (BANKR. D. DEL.) (CAREY, J.),
11 MD 02296 (S.D.N.Y.) (PAULEY, J.), AND 12 MC 2296 (S.D.N.Y.)
(PAULEY, J.).

Firm Regulatory Disclosure Matter Page

NATIONAL FUTURES ASSOCIATION

Filed on December 02, 2019
NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED
Submitted by ANDREW LOVE (LOVEA)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information
Regulatory/Civil Action initiated by   NON-U.S. REGULATOR: PRUDENTIAL REGULATION AUTHORITY (UK)

Case Information
Case Number   ...
Case Status   FINAL
Date Resolved   November 2019
Sanctions imposed
OTHER: FINANCIAL PENALTY

Comments

In November 2019 Citigroup Global Markets Limited; Citibank N.A., London Branch; and Citibank Europe

PLC, UK Branch were collectively fined the amount of GBP 43.9 million by the United Kingdom's Prudential Regulation Authority ("PRA"), for failings in relation to their internal controls and governance arrangements underpinning compliance with PRA prudential regulatory reporting requirements.

The PRA determined that between 19 June 2014 and 31 December 2018, or parts thereof, the firms' UK prudential regulatory reporting framework was not designed, implemented or operating effectively. This led to them failing to submit complete and accurate regulatory returns to the PRA.

Further details are available on the Bank of England website:
https://www.bankofengland.co.uk/news/2019/november/pra-fines-citigroups-uk-operations-44-million-for-failings

Supporting Documentation

Not provided

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0291281   CITIGROUP GLOBAL MARKETS LIMITED

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN

MATTER DETAIL: IN NOVEMBER 2018, THE JAPAN EXCHANGE REGULATION ("JPX") DERIVATIVES SURVEILLANCE GROUP ALERTED AN AFFILIATE OF CITIGROUP GLOBAL MARKETS LIMITED ("CGML") ABOUT CONCERNS WITH CERTAIN TRADING OF JAPANESE GOVERNMENT BOND ("JGB") FUTURES ON THE LISTED DERIVATIVES MARKET OF JPX GROUP EXCHANGE ON THREE DATES (OCTOBER 26, OCTOBER 29, AND NOVEMBER 7, 2018). THE TRADING WAS CONDUCTED BY A CGML EMPLOYEE ("TRADER") LOCATED IN LONDON WHO WORKED IN THE EMEA G10 RATES BUSINESS. THE JPX EXPRESSED THE VIEW THAT THE TRADING REFLECTED BUY AND SELL ORDERS IN THE JGB FUTURES MARKET WITHOUT INTENTION TO EXECUTE. AFTER AN INTERNAL REVIEW, THE TRADER WAS SEPARATED FROM EMPLOYMENT. CGML WAS NOTIFIED BY THE JAPAN SECURITIES AND EXCHANGE SURVEILLANCE COMMISSION ("SESC") THAT, BASED ON THEIR INVESTIGATION THE SESC CONCLUDED THAT THE ORDERS PLACED BY THE TRADER ON OCTOBER 26 AND OCTOBER 29, 2018 WERE IN VIOLATION OF THE FINANCIAL INSTRUMENTS AND EXCHANGE ACT OF JAPAN, AND THEREFORE THE SESC INTENDED TO RECOMMEND TO THE FINANCIAL SERVICES AGENCY OF JAPAN TO ISSUE AN ADMINISTRATIVE MONETARY PENALTY ORDER AGAINST CGML. THE FINANCIAL SERVICES AGENCY OF JAPAN ISSUED AN ORDER FOR PAYMENT OF ADMINISTRATIVE MONETARY PENALTY, DATED JUNE 6, 2019, IN THE AMOUNT OF JPY 133,370,000.

FILED BY: LOVEA

FILED ON: 6/7/2019 6:54:40 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0291281   CITIGROUP GLOBAL MARKETS LIMITED

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: GERMAN EQUITIES - DELAY IN FILING DISCLOSURES

MATTER DETAIL: ON 13 MARCH 2017 CITIGROUP GLOBAL MARKETS LIMITED THE "FIRM") WAS ADVISED OF AN ADMINISTRATIVE FINE IMPOSED BY FEDERAL FINANCIAL SUPERVISORY AUTHORITY OF GERMANY ("BAFIN") ON THE FIRM, THE TOTAL OF WHICH AMOUNTS TO 141,753.50 EUR CONSISTING OF A FINE OF 135,000 EUR PLUS COSTS AND ADMINISTRATIVE CHARGES REGARDING AN ISSUE ORIGINALLY RAISED IN LATE 2015. SPECIFICALLY, IN OCTOBER 2015 THE FIRM WAS NOTIFIED OF POTENTIAL VIOLATIONS OF SECTIONS 25 AND/OR 25A OF THE GERMAN SECURITIES TRADING ACT WHICH REQUIRES COMPANIES WITH HOLDINGS IN GERMAN ISSUERS TO NOTIFY THE ISSUER AND BAFIN WITHOUT UNDUE DELAY WHEN THOSE HOLDINGS REACH, EXCEED OR FALL BELOW CERTAIN THRESHOLDS. SUCH NOTIFICATION MUST BE MADE WITHIN 4 TRADING DAYS AFTER THE CROSSING OF THE THRESHOLD. BAFIN WAS ALLEGING THAT ON 21 OCCASIONS THE FIRM CONTRAVENED THE RELEVANT PROVISIONS BY FAILING TO SUBMIT THE REQUIRED NOTIFICATION WITHIN THE PRESCRIBED TIME PERIOD AFTER THE TRIGGERING EVENT. IN NOVEMBER 2015, AS REQUESTED, THE FIRM PROVIDED ITS RESPONSE CLARIFYING THAT IN ALL BUT ONE CASE THE ORIGINAL NOTIFICATIONS WERE MADE WITHIN THE STATUTORY TIME FRAME AND THEN REQUIRED SUBSEQUENT AMENDMENT, OFTEN AT THE REQUEST OF BAFIN, BUT SINCE THE NOTIFICATIONS WERE TIMELY, WERE LEGALLY CORRECT AND SATISFIED THE GERMAN SECURITIES TRADING ACT THERE WAS NO CONTRAVENTION IN THOSE INSTANCES. IN ONE CASE THE NOTIFICATION WAS ONE DAY LATE DUE TO A TECHNICAL ISSUE REMEDIED SHORTLY THEREAFTER SO THAT, WITH THE EXCEPTION OF THAT NOTIFICATION, THE FIRM DID NOT BELIEVE ANY CONTRAVENTIONS OCCURRED, NONE OF THE NOTIFICATIONS (ORIGINAL OR AMENDED) HAD BEEN MADE IN A WAY THAT WOULD HAVE MISLEAD ANY OTHER MARKET PARTICIPANT AND NONE CONSTITUTED INTENTIONAL OR RECKLESS ACTIONS WHICH ARE THE STATUTORY CONDITIONS FOR IMPOSING ANY FINE UNDER THE GERMAN SECURITIES TRADING ACT. HOWEVER, IN JANUARY 2017 BAFIN ADVISED THEY INTENDED TO IMPOSE AN ADMINISTRATIVE FINE ON THE FIRM PURSUANT TO SECTION 140 OF THE GERMAN ACT ON BREACHES OF ADMINISTRATIVE REGULATIONS. BAFIN BASED THIS SANCTION ON THEIR FINDING OF A NEGLIGENT BREACH OF A SUPERVISORY DUTY FOR FAILURE TO PUT INTO PLACE SUPERVISORY AND ORGANIZATIONAL MEASURES THAT WOULD ENSURE NOTIFICATIONS WOULD BE SUBMITTED WITHIN THE PRESCRIBED PERIOD – AS THEY CONSIDERED THE DATE OF AMENDMENT AS THE DATE OF NOTIFICATION AND THE TECHNICAL ISSUE A FAILURE TO

PROVIDE THE NECESSARY EQUIPMENT TO COMPLY WITH THE STATUTORY LEGAL OBLIGATIONS.

FILED BY: LOVEA

FILED ON: 3/19/2017 2:44:19 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0291281   CITIGROUP GLOBAL MARKETS LIMITED

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME:	MTS TRADING SUSPENSION 2005
MATTER DETAIL:	IN OCTOBER 2005, SOCIETA PER IL MERCATO DEI TITOLI DI STATO ("MTS") SUSPENDED CITIGROUP GLOBAL MARKETS LIMITED ("CGML") FROM TRADING ON THE MTS DOMESTIC ELECTRONIC BOND TRADING PLATFORM IN ITALY FOR ONE MONTH (NOVEMBER 2005), AS A RESULT OF CERTAIN TRADING ACTIONS IN EUROPEAN SOVEREIGN BONDS. A HEARING WAS HELD IN AUGUST AND IN OCTOBER MTS ISSUED A FINDING OF NO MARKET ABUSE OR MANIPULATION BUT CERTAIN BREACHES OF MTS RULES RELATING TO NEGLIGENT ACTIONS THAT DID NOT TAKE INTO ACCOUNT THE POSSIBLE IMPACT ON MTS. NO MONETARY PENALTY WAS ORDERED, BUT THE FIRM WAS SUSPENDED FROM TRADING ON MTS ITALY FOR THE MONTH OF NOVEMBER 2005.
FILED BY:	LOVEA
FILED ON:	10/30/2013 5:18:47 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0291281   CITIGROUP GLOBAL MARKETS LIMITED

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES

MATTER DETAIL: CITIGROUP GLOBAL MARKETS LIMITED ("CGML") WAS LATE IN NOTIFYING THE SINGAPORE STOCK EXCHANGE OF DEEMED SHAREHOLDING CHANGES IN SINGAPORE-LISTED COMPANY BANYAN TREE HOLDINGS LTD WHICH TOOK PLACE ON 24 NOVEMBER 2008 AND 11 MARCH 2009. ON 31 JULY 2009 THE ACCOUNTING AND CORPORATE REGULATORY AUTHORITY OF SINGAPORE ORDERED CGML TO PAY A FINE OF S$1500 FOR CONTRAVENING SECTIONS 82 AND 83 OF THE SINGAPORE COMPANIES ACT IN RESPECT OF A FAILURE TO MAKE PROMPT AND TIMELY DISCLOSURES TO THE COMPANY OF SUBSTANTIAL SHAREHOLDINGS. ON 13 AUGUST 2009 THE MONETARY AUTHORITY OF SINGAPORE ORDERED CGML TO PAY A FINE OF S$2500 FOR CONTRAVENING SECTION 137 OF THE SECURITIES AND FUTURES ACT WHICH REQUIRES SUBSTANTIAL SHAREHOLDERS OF LISTED COMPANIED TO NOTIFY THE SECURITIES EXCHANGE OF A CHANGE IN SHAREHOLDINGS.

FILED BY: LOVEA

FILED ON: 10/30/2013 5:16:39 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Firm Business Locations
COMMODITY FUTURES TRADING COMMISSION
NATIONAL FUTURES ASSOCIATION

Filed on January 20, 2022
NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED
Submitted by JACQUELINE WARD (WARDJ)

Business Information

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508-2668**
Fax Number	**+44 20 7508-6968**
Email	**LESLIE.COOMBS@CITI.COM**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**

Firm Regulatory Disclosure Matter Page
NATIONAL FUTURES ASSOCIATION

Filed on October 24, 2022
NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED
Submitted by ZARA BROWN (BROWNZ)

The question(s) you are disclosing the regulatory action under:

☑ **E.**

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or

- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or

- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or

- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by **NON-U.S. REGULATOR: FINANCIAL CONDUCT AUTHORITY**

Case Information

Case Number	**0000**
Case Status	**FINAL**
Date Resolved	**August 2022**
Sanctions imposed	

OTHER: FINE - GBP 12,553,800

Comments

In August 2022 the UK Financial Conduct Authority ("FCA") imposed a financial penalty of GBP 12,553,800 on

Citigroup Global Markets Limited ("CGML"). The penalty arose because the FCA determined that CGML had breached (i) Principle 2 of the FCA's Principles for Businesses (a high-level principle requiring regulated firms to act with due skill, care, and diligence); and (ii) Article 16(2) of the EU Market Abuse Regulation ("MAR") (which requires firms to establish effective systems to detect potential market abuse). The Principle 2 breach relates to the steps taken by CGML between November 2015 and January 2018 to implement the MAR requirements. The Article 16(2) MAR breach relates to the level of trade surveillance coverage that CGML had in place between July 2016 and January 2018 (which the FCA found was not effective or proportionate).

Full details of the penalty can be found on the FCA's website at: https://www.fca.org.uk/news/press-releases/fca-fines-citigroups-international-broker-dealer-failures-detection-market-abuse

Supporting Documentation

Description   **FINE**

File Name   **citigroupglobalmarketslimited2022.pdf**